CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends
	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)			SEPTEMBER 30, 2008
Earnings from continuing operations	$37,133		$88,593		$100,501
Equity income/loss and dividends from investees	(8,832)		5,967		22,962
Income taxes	10,513		22,573		30,158
Earnings from continuing operations before income taxes	$38,814		$117,133		$153,621
Fixed charges:
Interest, long-term debt	$14,747		$38,340		$48,410
Interest, other (including interest on short-term debt)	5,299		9,876		8,633
Amortization of debt expense, premium, net	573		1,668		2,166
Portion of rentals representative of an interest factor	130		375		502
Total fixed charges	$20,749		$50,259		$59,711
Earnings from continuing operations before income taxes	$38,814		$117,133		$153,621
Plus: total fixed charges from above	20,749		50,259		59,711
Plus: amortization of capitalized interest	102		305		407
Earnings from continuing operations before income taxes and fixed charges	$59,665		$167,697		$213,739
Ratio of earnings to fixed charges	2.88	X	3.34	X	3.58	X
Total fixed charges from above	20,749		50,259		59,711
Preferred stock dividends	15		44		60
Total fixed charges and preferred stock dividends	20,764		50,303		59,771
Ratio of earnings to combined fixed charges and preferred stock dividends	2.87	X	3.33	X	3.58	X